STATEMENT OF INVESTMENTS

Dreyfus California Amt Tax-Free Cash Management

October 31, 2007 (Unaudited)

Short-Term Investments--106.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--102.1%				
Adelanto Public Utility Authority,				
Revenue, Refunding (Utility				
System Project) (Insured;				
AMBAC and Liquidity Facility;				
Dexia Credit Locale)	3.46	11/1/07	16,100,000 a	16,100,000
Alameda County,				
COP (Alameda County Medical				
Center Project) (Insured; MBIA)	5.25	6/1/08	100,000	100,876
Alameda-Contra Costa Schools				
Financing Authority, COP				
(Capital Improvement Financing				
Projects) (LOC; Bank of Nova				
Scotia)	3.38	11/7/07	100,000 a	100,000
Alameda-Contra Costa Schools				
Financing Authority, COP				
(Capital Improvements				
Financing Projects) (LOC; KBC				
Bank)	3.38	11/7/07	275,000 a	275,000
California				
(Insured; XLCA and LOC;				
Merrill Lynch)	3.48	11/7/07	100,000 a,b	100,000
California,				
Economic Recovery Bonds	5.00	1/1/08	100,000	100,251
California,				
Economic Recovery Bonds				
(Liquidity Facility;				
Landesbank Baden-Wurttemberg)	3.57	11/1/07	4,250,000 a	4,250,000
California,				
Economic Recovery Bonds (LOC;				
Lloyds TSB Bank PLC)	3.37	11/1/07	1,100,000 a	1,100,000
California,				
GO Notes				
(Kindergarten-University)				
(LOC: Citibank NA, National Australia Bank				
and State Street Bank and Trust Co.)	3.34	11/7/07	150,000 a	150,000
California,				
GO Notes (LOC: Bank of				
America, Bank of Nova Scotia				
and Landesbank				
Hessen-Thuringen Girozentrale)	3.34	11/7/07	1,000,000 a	1,000,000
California,				
GO Notes (LOC: JPMorgan Chase Bank				
and Westdeutsche Landesbank)	3.44	11/1/07	10,200,000 a	10,200,000
California,				
GO Notes (Various Purpose)	6.50	11/1/08	300,000	309,066
California,				

GO Notes (Veterans)	9.00	4/1/08	1,205,000	1,232,246
California, GO Notes (Veterans)	9.20	10/1/08	1,000,000	1,049,137
California, RAN	4.00	6/30/08	10,000,000 c	10,040,900
California Department of Water Resources, Power Supply Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Baden-Wurttemberg)	3.44	11/7/07	450,000 a	450,000
California Department of Water Resources, Power Supply Revenue (Insured; FGIC and Liquidity Facility: Bayerische Landesbank and Landesbank Hessen-Thuringen Girozentrale)	3.32	11/7/07	5,200,000 a	5,200,000
California Department of Water Resources, Power Supply Revenue (LOC: Bayerische Landesbank and Westdeutsche Landesbank)	3.37	11/1/07	14,600,000 a	14,600,000
California Department of Water Resources, Power Supply Revenue (LOC; BNP Paribas)	3.46	11/1/07	18,500,000 a	18,500,000
California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and JPMorgan Chase Bank)	3.32	11/7/07	1,400,000 a	1,400,000
California Department of Water Resources, Power Supply Revenue (LOC; Citibank NA)	3.46	11/1/07	13,260,000 a	13,260,000
California Department of Water Resources, Power Supply Revenue (LOC: JPMorgan Chase Bank and Societe Generale)	3.39	11/1/07	1,800,000 a	1,800,000
California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Banks)	3.52	11/7/07	3,200,000 a	3,200,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	3.16	11/7/07	450,000 a	450,000
California Housing Finance Agency, MFHR (Liquidity Facility: California State Teachers Retirement System and Landesbank Hessen-Thuringen Girozentrale)	3.44	11/1/07	4,135,000 a	4,135,000
California Housing Finance Agency, MFHR (Liquidity Facility; FNMA)	3.09	11/7/07	12,875,000 a	12,875,000
California Pollution Control Financing Authority, PCR (Southdown, Inc. Project)				

(LOC; Wachovia Bank)	3.52	11/30/07	300,000 a	300,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.38	11/1/07	6,070,000 a	6,070,000
California Pollution Control Financing Authority, PCR, Refunding (U.S. Borax Inc. Project) (LOC; Wachovia Bank)	3.38	11/7/07	210,000 a	210,000
California Statewide Communities Development Authority, Revenue (House Ear Institute Project) (LOC; City National Bank)	3.51	11/7/07	100,000 a	100,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.16	11/7/07	3,000,000 a	3,000,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.16	11/7/07	100,000 a	100,000
Cerritos Community College District, GO Notes	5.00	8/1/08	140,000	141,613
Covina Redevelopment Agency, MFHR, Refunding (Shadowhills Apartments Project) (LOC; FNMA)	3.30	11/7/07	100,000 a	100,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.52	11/7/07	4,000,000 a,b	4,000,000
Hayward Housing Authority, MFHR, Refunding (Barrington Hills Apartments) (LOC; FNMA)	3.15	11/7/07	1,600,000 a	1,600,000
Irvine Assessment District Number 89-10 (LOC; Bayerische Hypo-und Vereinsbank AG)	3.36	11/1/07	4,040,000 a	4,040,000
Los Angeles County, GO Notes, TRAN	4.50	6/30/08	190,000	191,291
Los Angeles County Housing Authority, MFHR, Refunding (Malibu Meadows Project) (Insured; FNMA)	3.32	11/7/07	200,000 a	200,000
Los Angeles Department of Water and Power, Power System Revenue (Liquidity Facility: California Public Employees Retirement System, California State Teachers Retirement System and Royal Bank of Canada)	3.38	11/1/07	3,000,000 a	3,000,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	3.69	11/15/07	900,000	900,000
Los Angeles Unified School				

District, COP, Refunding (Administration Building Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.08	11/7/07	2,500,000 a	2,500,000
Los Angeles Unified School District, GO Notes, TRAN	4.25	12/3/07	3,300,000	3,302,069
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.47	11/7/07	3,000,000 a,b	3,000,000
Madera Irrigation Financing Authority, Water Revenue (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.46	11/1/07	200,000 a	200,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (Insured; XLCA and Liquidity Facility; State Street Bank and Trust Co.)	3.46	11/1/07	4,800,000 a	4,800,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Banks)	3.42	11/7/07	2,630,000 a	2,630,000
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.46	11/1/07	6,400,000 a	6,400,000
Metropolitan Water District of Southern California, Water Revenue (Liquidity Facility; Lloyds TSB Bank PLC)	3.45	11/1/07	5,500,000 a	5,500,000
Orange County, Apartment Development Revenue, Refunding (Harbor Pointe) (LOC; FHLB)	3.32	11/7/07	2,160,000 a	2,160,000
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.46	11/1/07	10,300,000 a	10,300,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments				

Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	11/7/07	3,800,000 a,b	3,800,000
Puttable Floating Option Tax Exempt Receipts (East Bay Municipal Utility District, Wastewater System Subordinated Revenue) (Insured: AMBAC, FGIC and MBIA and Liquidity Facility; Merrill Lynch Capital Services)	3.47	11/7/07	100,000 a,b	100,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.58	11/7/07	4,700,000 a,b	4,700,000
Riverside County Housing Authority, Multifamily Housing Mortgage Revenue, Refunding (Mountain View Apartments) (LOC: FHLB)	3.33	11/7/07	925,000 a	925,000
Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital Improvement Projects) (Insured; AMBAC)	4.00	12/1/07	150,000	150,023
Sacramento County Sanitation Districts Financing Authority, Revenue	5.00	12/1/07	200,000 d	200,206
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	4.00	8/15/08	100,000	100,381
Sacramento Municipal Utility District, Electric Revenue, Refunding (Insured; FSA)	5.00	11/15/07	100,000	100,049
San Bernardino County, Multifamily Housing Mortgage Revenue, Refunding (WLP Mountain View Apartments) (LOC; FNMA)	3.32	11/7/07	2,785,000 a	2,785,000
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.48	11/7/07	190,000 a,b	190,000
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA)	5.00	8/1/08	1,000,000 d	1,011,390
San Pablo Redevelopment Agency, Subordinate Tax Allocation				

Revenue (Tenth Township Redevelopment Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.46	11/1/07	6,600,000 a	6,600,000
Santa Clara County-El Camino Hospital District Hospital Facilities Authority, LR (Valley Medical Center Project) (LOC; State Street Bank and Trust Co.)	3.20	11/7/07	2,000,000 a	2,000,000
Santa Paula Schools Financing Authority, GO Revenue (Santa Paula Elementary School District GO Bond Refunding) (Insured; FSA)	4.00	11/1/07	100,000	100,000
Southern California Public Power Authority, Transmission Power Revenue, Refunding (Southern Transmission Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.15	11/7/07	435,000 a	435,000
Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA)	3.46	11/1/07	915,000 a	915,000
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup)	3.50	11/7/07	2,400,000 a,b	2,400,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	3.31	11/7/07	1,600,000 a	1,600,000
Vallejo, COP (2001 Golf Course Facilities Financing Project) (LOC; California State Teachers Retirement System)	3.43	11/7/07	150,000 a	150,000
WateReuse Finance Authority, Revenue (WateReuse Variable Rate Finance Program) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	3.08	11/7/07	1,375,000 a	1,375,000
Yuba Community College District, GO Notes, TRAN	4.00	10/2/08	2,220,000	2,231,225

U.S. Related--4.1%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.51	11/7/07	3,800,000 a,b	3,800,000
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	6.25	7/1/08	150,000	152,606

Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	4,200,000 c	4,225,998
Puerto Rico Highways and Transportation Authority, Highway Revenue, Refunding (Insured; FGIC)	5.00	7/1/08	100,000	100,939
Puerto Rico Public Buildings Authority, Public Education and Health Facilities Revenue, Refunding (Insured; MBIA)	5.60	7/1/08	500,000	506,540

Total Investments (cost $227,376,799)	**106.2%**	**227,376,806**
Liabilities, Less Cash and Receivables	**(6.2%)**	**(13,297,109)**
Net Assets	**100.0%**	**214,079,697**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $22,090,000 or 10.3% of net assets.

c Purchased on a delayed delivery basis.

d These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance

GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Tax Exempt Cash Management

October 31, 2007 (Unaudited)

Short-Term Investments--101.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.7%				
Columbia Industrial Development Board, PCR, Refunding (Alabama Power Company Project)	3.57	11/1/07	10,200,000 a	10,200,000
Columbia Industrial Development Board, PCR, Refunding (Alabama Power Company Project)	3.61	11/1/07	6,900,000 a	6,900,000
Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank)	3.46	11/7/07	16,116,000 a	16,116,000
Jefferson County, Sewer Revenue, Refunding (Insured; XLCA and Liquidity Facility; Bank of America)	3.46	11/7/07	30,000,000 a	30,000,000
Jefferson County Public Park and Recreation Board, Revenue (YMCA of Birmingham Project) (LOC; Amsouth Bank)	3.47	11/1/07	2,000,000 a	2,000,000
Mobile Infirmary Health System Special Care Facilities Financing Authority, Revenue (Infirmary Health System, Inc.) (LOC; Regions Bank)	3.27	11/7/07	15,000,000 a	15,000,000
University of Alabama Board of Trustees, General Revenue (University of Alabama) (Insured; MBIA and Liquidity Facility; Southtrust Bank)	3.46	11/7/07	6,335,000 a	6,335,000
University of Alabama Board of Trustees, HR (University of Alabama at Birmingham) (Insured; AMBAC and Liquidity Facility; Fortis Bank)	3.27	11/7/07	10,000,000 a	10,000,000
University of South Alabama, University Tuition Revenue, Refunding (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.50	11/7/07	14,990,000 a,b	14,990,000
Arizona--4.5%				
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas)	3.58	11/7/07	12,515,000 a,b	12,515,000

Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.58	11/7/07	9,995,000 a,b	9,995,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.63	11/7/07	16,000,000 a,b	16,000,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.63	11/7/07	48,000,000 a,b	48,000,000
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	3.48	11/7/07	7,000,000 a	7,000,000
Arizona School District, COP (TAN Financing Program)	4.50	7/30/08	16,500,000	16,602,070
Maricopa County, HR, Refunding (Sun Health Corporation) (LOC; ABN-AMRO)	3.47	11/7/07	21,565,000 a	21,565,000
Phoenix Civic Improvement Corporation, Excise Tax Revenue (Putters Program) (Civic Plaza Expansion Project) (Insured; FGIC and Liquidity Facility; PB Capital Finance)	3.51	11/7/07	8,225,000 a,b	8,225,000
Puttable Floating Option Tax Exempt Receipts (Phoenix Civic Improvement Corporation, Junior Lien Water System Revenue) (Insured; MBIA and Liquidity Facility; Merrill Lynch Capital Services)	3.52	11/7/07	20,450,000 a,b	20,450,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liqudity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank)	3.63	11/8/07	8,400,000	8,400,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo				

Bank)	3.50	2/11/08	15,000,000	15,000,000

Arkansas--.2%

Benton County Public Facilities
  Board, College Parking
  Facility Revenue (NorthWest
  Arkansas Community College
  Project) (LOC; Regions Bank) 3.45 11/7/07 8,150,000 a 8,150,000

California--.4%

California,
  RAN 4.00 6/30/08 15,000,000 c 15,061,350

Colorado--.8%

Southern Ute Indian Tribe of the
  Southern Ute Indian
  Reservation, Revenue 3.47 11/7/07 26,000,000 a 26,000,000
Southglenn Metropolitan District,
  Special Revenue (LOC; BNP
  Paribas) 3.48 11/7/07 8,000,000 a 8,000,000

Delaware--.5%

Delaware Economic Development
  Authority, MFHR (School House
  Project) (LOC; HSBC Bank USA) 3.40 11/7/07 13,000,000 a 13,000,000
Delaware Economic Development
  Authority, Revenue
  (Connections CSP Project)
  (LOC; Mercantile-Safe Deposit
  and Trust Company) 3.45 11/7/07 6,940,000 a 6,940,000

District of Columbia--2.0%

Anacostia Waterfront Corporation,
  PILOT Revenue (Merlots
  Program) (Liquidity Facility;
  Wachovia Bank and LOC;
  Wachovia Bank) 3.34 11/7/07 50,000,000 a,b 50,000,000
District of Columbia,
  Revenue, CP (National Academy
  of Science) (Insured; AMBAC
  and Liquidity Facility; Bank
  of America) 3.48 3/12/08 11,500,000 11,500,000
Puttable Floating Option Tax
  Exempt Receipts (District of
  Columbia, GO) (Insured; AMBAC
  and Liquidity Facility;
  Bayerische Landesbank) 3.52 11/7/07 8,330,000 a,b 8,330,000
Puttable Floating Option Tax
  Exempt Receipts (District of
  Columbia, GO) (Insured; FGIC
  and Liquidity Facility;
  Merrill Lynch Capital Services) 3.52 11/7/07 13,000,000 a,b 13,000,000

Florida--6.1%

ABN-AMRO Munitops Certificates Trust (Florida, State Board of Education, Public Education Capital Outlay) (Insured; AMBAC and LOC; ABN-AMRO)	3.50	11/1/07	3,650,000 a	3,650,000
ABN-AMRO Munitops Certificates Trust (Port Saint Lucie, Utility System Revenue) (Insured; MBIA and LOC; ABN-AMRO)	3.50	11/1/07	3,500,000 a	3,500,000
Alachua County Health Facilities Authority, Continuing Care Retirement Community Revenue, Refunding (Oak Hammock at the University of Florida Project) (LOC; BNP Paribas)	3.58	11/1/07	10,100,000 a	10,100,000
Brevard County Health Facilities Authority, Health Facilities Revenue, Refunding (Health First, Inc. Project) (LOC; SunTrust Bank)	3.58	11/1/07	3,430,000 a	3,430,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.50	1/22/08	21,000,000	21,000,000
Florida, State Board of Education, Public Education Capital Outlay (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.51	11/7/07	16,000,000 a,b	16,000,000
Florida, State Board of Education, Public Education Capital Outlay, GO Notes (LOC; Citibank NA)	3.51	11/1/07	5,945,000 a	5,945,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	15,500,000	15,624,656
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	3.47	11/7/07	7,000,000 a	7,000,000
Hillsborough County, Community Investment Tax Revenue (Insured; AMBAC)	5.00	11/1/08	7,135,000	7,243,156
Marion County Hospital District, Health System Improvement Revenue (Munroe Regional Health System) (LOC; Amsouth Bank)	3.27	11/7/07	7,060,000 a	7,060,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.58	1/14/08	10,900,000	10,900,000
Orange County Housing Finance Authority, MFHR, Refunding (Heather Glen Apartments)				

(Insured; FNMA and Liquidity Facility; FNMA)	3.28	11/7/07	1,800,000 a	1,800,000
Palm Beach County Educational Facilities Authority, Educational Facilities Revenue (Palm Beach Atlantic College, Inc. Project) (LOC; Bank of America)	3.45	11/7/07	11,000,000 a	11,000,000
Palm Beach County School District, GO Notes, TAN	4.00	9/24/08	26,000,000	26,128,287
Port Orange, Revenue (Palmer College of Chiropractic Florida Project) (LOC; ABN-AMRO)	3.46	11/7/07	4,280,000 a	4,280,000
Sarasota County, Continuing Care Retirement Community Revenue, Refunding (The Glenridge on Palmer Ranch, Inc. Project) (LOC; Bank of Scotland)	3.58	11/1/07	15,000,000 a	15,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	3.50	1/22/08	16,000,000	16,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	12/4/07	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.49	1/14/08	49,890,000	49,890,000
Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank)	3.46	11/7/07	4,980,000 a	4,980,000

Georgia--5.1%

Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	3.47	11/7/07	65,330,000 a	65,330,000
Cobb County, GO Notes, TAN	4.00	12/31/07	15,000,000	15,008,262
Dalton, Combined Utilities Revenue (Insured; MBIA)	6.00	1/1/08	6,990,000	7,016,393
DeKalb County Housing Authority, MFHR, Refunding (Wood Hills Apartment Project) (LOC; Bank of America)	3.27	11/7/07	4,200,000 a	4,200,000

Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.63	11/7/07	25,365,000 a,b	25,365,000
Georgia Ports Authority, Revenue (Garden City Terminal Project) (LOC; SunTrust Bank)	3.26	11/7/07	12,000,000 a	12,000,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	3.72	12/12/07	15,000,000	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.52	11/13/07	45,420,000	45,420,000
Private Colleges and Universities Authority, CP (Emory University Project)	3.55	1/14/08	6,000,000	6,000,000
Private Colleges and Universities Authority, CP (Emory University Project)	3.55	3/6/08	12,500,000	12,500,000

Idaho--.1%

Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank)	3.46	11/7/07	4,070,000 a	4,070,000

Illinois--3.3%

Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.52	11/7/07	5,105,000 a,b	5,105,000
Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.)	3.73	11/14/07	7,500,000	7,500,000
Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.)	3.55	12/10/07	25,000,000	25,000,000
DuQuoin, Industrial Improvement Revenue, Refunding (Marshall Browning Hospital Project) (LOC; Comerica Bank)	3.48	11/7/07	10,250,000 a	10,250,000
Illinois, GO Notes	4.25	11/9/07	40,000,000	40,004,480
Illinois Educational Facilities				

Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Co.)	3.60	11/7/07	15,000,000	15,000,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.45	10/1/08	4,295,000	4,295,000
Puttable Floating Option Tax Exempt Receipts (Kane County Forest Preserve District, GO) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services)	3.52	11/7/07	27,425,000 [a,b]	27,425,000
Romeoville, Revenue (Lewis University) (LOC; JPMorgan Chase Bank)	3.58	11/1/07	1,135,000 [a]	1,135,000

Indiana--2.6%

Indiana Educational Facilities Authority, Revenue (Martin University Project) (LOC; Key Bank)	3.50	11/7/07	2,945,000 [a]	2,945,000
Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.)	3.51	11/7/07	55,000,000 [a,b]	55,000,000
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	11/1/07	3,200,000	3,200,000
Indianapolis Local Public Improvement Bond Bank, Notes	4.25	1/8/08	20,850,000	20,868,613
Merrillville Community School Corporation, Temporary Loan Warrants	4.00	12/31/07	20,000,000	20,012,680
Pike Township Multi-School Building Corporation, First Mortgage Revenue (Insured; AMBAC)	4.50	7/15/08	5,000,000	5,028,324

Iowa--.4%

Iowa Finance Authority, Health Facilities Revenue (Care Initiatives Project) (LOC; KBC Bank)	3.63	11/1/07	5,000,000 [a]	5,000,000
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA and LOC; Citigroup Global Market Holdings)	3.52	11/7/07	11,810,000 [a,b]	11,810,000

Kansas--.7%

Olathe, Temporary Notes	4.00	6/1/08	28,615,000 c	28,703,134

Kentucky--.7%

Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA)	3.47	11/7/07	8,000,000 a	8,000,000
Madisonville, HR (Trover Clinic Foundation, Inc.) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	3.47	11/7/07	19,250,000 a	19,250,000
Richmond, Lease Program Revenue (Kentucky League of Cities Funding Trust) (LOC; U.S. Bank NA)	3.47	11/7/07	2,000,000 a	2,000,000

Louisiana--2.8%

Louisiana Citizens Property Insurance Corporation, Assessment Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.51	11/7/07	27,735,000 a,b	27,735,000
Louisiana Local Government Environmental Facilities and Community Development Authority, Healthcare Facilities Revenue, Refunding (Saint James Place of Baton Rouge Project) (LOC; ABN-AMRO)	3.51	11/7/07	11,520,000 a	11,520,000
Louisiana Municipal Natural Gas Purchasing and Distribution Authority, Revenue (Putters Program) (Gas Project Number 1) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.55	11/7/07	27,029,000 a,b	27,029,000
Louisiana Public Facilities Authority, HR (Touro Infirmary Project) (Liquidity Facility; Merrill Lynch)	3.58	11/7/07	34,045,000 a,b	34,045,000
Plaquemines Port Harbor and Terminal District, Port Facility Revenue (Chevron Pipe Line Company Project)	3.85	9/1/08	4,895,000	4,893,681
Tobacco Settlement Financing Corporation of Louisiana, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.54	11/7/07	9,115,000 a,b	9,115,000

Maryland--.4%

Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	3.48	11/7/07	4,400,000 a	4,400,000
Frederick County, Revenue, Refunding (Manekin-Frederick Associates Facility) (LOC; M&T Bank)	3.55	11/7/07	2,700,000 a	2,700,000
Maryland Economic Development Corporation, Revenue (Easter Seals Facility) (LOC; M&T Bank)	3.48	11/7/07	6,900,000 a	6,900,000
Maryland Economic Development Corporation, Revenue (Legal Aid Bureau Inc. Facility) (LOC; M&T Bank)	3.50	11/7/07	2,355,000 a	2,355,000

Massachusetts--.7%

Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	3.50	11/7/07	7,200,000 a	7,200,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	3.47	11/7/07	20,000,000 a	20,000,000

Michigan--6.0%

Detroit, TAN (LOC; Bank of Nova Scotia)	4.50	3/1/08	45,100,000	45,215,847
Detroit, Water Supply System Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.34	11/7/07	12,765,000 a,b	12,765,000
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	3.70	11/7/07	17,200,000 a	17,200,000
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.58	11/1/07	10,240,000 a	10,240,000
Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank)	3.48	11/7/07	32,285,000 a	32,285,000
Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College				

Project) (LOC; Commerce Bank)	3.48	11/7/07	9,535,000 a	9,535,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.33	11/7/07	10,000,000 a	10,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.33	11/7/07	15,000,000 a	15,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.33	11/7/07	5,200,000 a	5,200,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	15,000,000	15,094,865
Michigan Municipal Bond Authority, Revenue Notes (LOC; Bank of Nova Scotia)	4.50	8/20/08	10,000,000	10,063,243
Michigan Strategic Fund, LOR (Legal Aid and Defender Association, Inc. Project) (LOC; JPMorgan Chase Bank)	3.51	11/7/07	12,640,000 a	12,640,000
University of Michigan, CP	3.55	11/14/07	19,650,000	19,650,000
University of Michigan, CP	3.53	12/11/07	17,635,000	17,635,000
Waterford Township Economic Development Corporation, LOR, Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank)	3.48	11/7/07	10,815,000 a	10,815,000

Minnesota--1.8%

Puttable Floating Option Tax Exempt Receipts (Saint Paul Port Authority, MFHR (Burlington Apartments Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.57	11/7/07	5,000,000 a,b	5,000,000
Rochester, Health Care Facilities Revenue, CP (Mayo Foundation)	3.52	1/15/08	33,000,000	33,000,000
Rochester, Health Care Facilities Revenue, CP (Mayo Foundation) (Liquidity Facility; Wells Fargo Bank)	3.52	1/15/08	5,000,000	5,000,000
University of Minnesota, CP	3.58	11/14/07	30,000,000	30,000,000

Mississippi--1.2%

Mississippi,

GO Notes	6.20	2/1/08	3,830,000	3,855,033
Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank)	3.47	11/7/07	25,000,000 a	25,000,000
Mississippi Business Finance Corporation, Revenue (Outback 98 West CC, LLC Project) (LOC; First Tennessee Bank N.A.)	3.46	11/7/07	5,600,000 a	5,600,000
Puttable Floating Option Tax Exempt Receipts (Mississippi, GO (Community Heritage Preservation Grant Program)) (Insured; MBIA and Liquidity Facility; Merrill Lynch Captial Services)	3.52	11/7/07	13,920,000 a,b	13,920,000
Missouri--.2%				
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Mehlville R-IX School District)	4.25	11/3/08	6,955,000	7,005,467
Nebraska--.5%				
Nebhelp Inc., Revenue (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	3.35	11/7/07	11,780,000 a	11,780,000
Omaha Public Power District, Electric Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.51	12/11/07	9,000,000	9,000,000
Nevada--1.3%				
Clark County School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance)	3.51	11/7/07	6,920,000 a,b	6,920,000
Las Vegas Valley Water District, CP (LOC: BNP Paribas and Lloyds TSB Bank PLC)	3.50	1/22/08	15,250,000	15,250,000
Las Vegas Valley Water District, Revenue, Refunding	5.00	6/1/08	2,750,000	2,771,128
Nevada, GO (Limited Tax) Capital Improvement and Cultural Affairs, Refunding	5.00	2/1/08	4,955,000	4,972,894
Puttable Floating Option Tax Exempt Receipts (Clark County, Highway Revenue (Motor Vehicle Fuel Tax) Improvement and Refunding) (Insured;				

AMBAC and Liquidity Facility; KBC Bank)	3.52	11/7/07	4,000,000 a,b	4,000,000
Puttable Floating Option Tax Exempt Receipts (Nevada, GO Capital Improvement and Cultural Affairs Bonds) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services)	3.52	11/7/07	20,960,000 a,b	20,960,000

New Hampshire--.3%

New Hampshire Health and Education Facilities Authority, HR (Catholic Medical Center Issue) (LOC; Citizens Bank of Massachusetts)	3.45	11/7/07	9,235,000 a	9,235,000
New Hampshire Health and Education Facilities Authority, RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	4,000,000	4,020,794

New York--1.2%

New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	3.56	11/1/07	7,100,000 a	7,100,000
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	3.52	11/7/07	16,075,000 a,b	16,075,000
Tobacco Settlement Financing Corporation of New York, Asset Backed Revenue Bonds (State Contingency Contract Secured) (Liquidity Facility; DEPFA Bank PLC)	3.50	11/7/07	17,495,000 a,b	17,495,000
Tobacco Settlement Financing Corporation of New York, Revenue (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch)	3.50	11/7/07	10,000,000 a,b	10,000,000

North Carolina--.2%

Board of Governors of the University of North Carolina, CP	3.65	12/11/07	6,500,000	6,500,000

Ohio--2.6%

Akron Bath Copley Joint Township
Hospital District, Health Care

Facilities Revenue (Sumner Project) (LOC; KBC Bank)	3.50	11/7/07	5,300,000 a	5,300,000
Clark County,				
Health Care Facilities Revenue (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.47	11/7/07	10,175,000 a	10,175,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.48	11/7/07	11,320,000 a	11,320,000
Franklin County,				
Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank)	3.46	11/7/07	7,250,000 a	7,250,000
Hamilton County,				
Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.63	11/7/07	44,560,000 a,b	44,560,000
Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank)	3.32	11/7/07	20,000,000 a	20,000,000
Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank)	3.48	11/7/07	4,500,000 a	4,500,000
University of Cincinnati,				
General Receipts Revenue (Insured; FGIC)	5.50	6/1/08	1,500,000	1,517,032
Oklahoma--1.6%				
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America)	3.54	4/1/08	14,755,000	14,755,000
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.)	3.54	4/1/08	11,685,000	11,685,000
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.70	11/15/07	38,600,000	38,600,000
Oregon--1.8%				
Astoria Hospital Facilities Authority, HR (Columbia Memorial Hospital Project) (LOC; U.S. Bank NA)	3.48	11/7/07	18,880,000 a	18,880,000
Oregon,				

Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Group)	3.53	11/7/07	5,100,000 a,b	5,100,000
Oregon,				
TAN	4.50	6/30/08	30,000,000	30,167,276
Portland,				
EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.46	11/7/07	5,100,000 a	5,100,000
Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America)	3.48	11/7/07	5,670,000 a	5,670,000
Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America)	3.48	11/7/07	8,970,000 a	8,970,000
Pennsylvania--13.6%				
Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian University Health System, Inc. Project) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.49	11/7/07	16,255,000 a,b	16,255,000
Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	54,990,000 a	54,990,000
Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	10,870,000 a	10,870,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.30	11/7/07	13,955,000 a	13,955,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.30	11/7/07	65,100,000 a	65,100,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.46	11/7/07	90,465,000 a	90,465,000
Deutsche Bank Spears/Lifers Trust (Philadelphia, Gas Works Revenue) (Insured; AMBAC and Liquidity Facility; Deutsche Bank AG)	3.52	11/7/07	4,975,000 a,b	4,975,000

East Hempfield Township Industrial Development Authority, Revenue (The Mennonite Home Project) (LOC; M&T Bank)	3.48	11/7/07	8,630,000 a	8,630,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	3.27	11/7/07	10,000,000 a	10,000,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	3.27	11/7/07	11,300,000 a	11,300,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	7,900,000 a	7,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	8,000,000 a	8,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	2,000,000 a	2,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	4,800,000 a	4,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	10,400,000 a	10,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	7,800,000 a	7,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	4,000,000 a	4,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	11,800,000 a	11,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	7,500,000 a	7,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.27	11/7/07	12,400,000 a	12,400,000
Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.48	11/7/07	14,405,000 a	14,405,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.48	11/7/07	13,680,000 a	13,680,000
Moon Industrial Development Authority, First Mortgage Revenue (Providence Point Project) (LOC; Bank of				

Scotland)	3.50	11/7/07	40,000,000 a	40,000,000
Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corporation - Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA)	3.48	11/7/07	8,000,000 a	8,000,000
Philadelphia School District TRAN (LOC; Bank of America)	4.50	6/27/08	18,000,000	18,103,863
Schuylkill County, GO Notes (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.48	11/7/07	6,205,000 a	6,205,000
South Central Pennsylvania General Authority, Revenue (Lutheran Social Services of South Central Pennsylvania Project) (LOC; M&T Bank)	3.48	11/7/07	12,700,000 a	12,700,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	17,340,000 a	17,340,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	19,995,000 a	19,995,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	28,300,000 a	28,300,000
South Carolina--.6%				
Lexington County School District Number 1, GO Notes	5.00	2/1/08	5,130,000 c	5,147,852
Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.53	11/7/07	19,000,000 a,b	19,000,000
South Dakota--.0%				
South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation)	3.58	11/7/07	1,830,000 a,b	1,830,000

Tennessee--8.1%

Blount County Public Building Authority, Local Government Public Improvement (Liquidity Facility; Regions Bank)	3.61	11/1/07	20,000,000 a	20,000,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.47	11/7/07	3,405,000 a	3,405,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.47	11/7/07	5,000,000 a	5,000,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.47	11/7/07	6,500,000 a	6,500,000
Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank)	3.47	11/7/07	9,000,000 a	9,000,000
Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.51	11/7/07	8,055,000 a,b	8,055,000
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, Revenue (The Vanderbilt University) (Liquidity Facility: Bayerische Landesbank and Landesbank Hessen-Thruingen Girozentrale)	3.45	11/7/07	19,790,000 a	19,790,000
Metropolitan Government of Nashville and Davidson County, CP (Liquidity Facility: California Public Employees Retirement System, California State Teachers Retirement System and State Street Bank and Trust Co.)	3.55	1/9/08	33,000,000	33,000,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.55	11/7/07	13,375,000 a,b	13,375,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue				

(Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.62	11/1/07	12,000,000 a	12,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.62	11/1/07	2,955,000 a	2,955,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank)	3.47	11/7/07	6,635,000 a	6,635,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.47	11/7/07	7,015,000 a	7,015,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.47	11/7/07	10,000,000 a	10,000,000
Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale)	3.46	11/7/07	31,450,000 a	31,450,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.55	11/7/07	22,500,000 a,b	22,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.55	11/7/07	83,455,000 a,b	83,455,000
Tennessee, CP (Liquidity Facility; Tennessee Consolidated Retirement System)	3.50	11/15/07	26,000,000	26,000,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Deutsche Bank AG and LOC; Goldman Sachs Group)	3.53	11/7/07	10,825,000 a,b	10,825,000

Texas--16.2%

ABN AMRO Munitops Certificates Trust (Comal Independent School District) (Liquidity Facility; Bank of America and LOC; Texas Permanent School Fund Guarantee Program)	3.50	11/7/07	13,450,000 a,b	13,450,000
ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue)				

(Insured; FGIC and Liquidity Facility; Bank of America)	3.50	11/7/07	11,460,000 a,b	11,460,000
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	3.74	12/6/07	45,161,000	45,161,000
Dallas Area Rapid Transit, Transportation Revenue (Merlots Program) (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	3.34	11/7/07	24,050,000 a,b	24,050,000
Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Deutsche Bank AG and LOC; Permanent School Fund Guarantee Program)	3.57	11/7/07	3,000,000 a,b	3,000,000
Deutsche Bank Spears/Lifers Trust (Houston, Combined Utility System First Lien Revenue) (Insured; FGIC and Liquidity Facility; Deutsche Bank AG)	3.50	11/7/07	4,965,000 a,b	4,965,000
Harris County, CP (Liquidity Facility; Bank of Nova Scotia)	3.50	11/14/07	39,980,000	39,980,000
Harris County, CP (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC)	3.50	11/15/07	17,948,000	17,948,000
Harris County, GO Notes, TAN	4.50	2/29/08	30,000,000	30,081,655
Harris County Health Facilities Development Corporation, Revenue (The Methodist Hospital System)	3.43	11/7/07	134,200,000 a	134,200,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.42	1/29/08	20,000,000	20,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/14/07	25,000,000	25,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/15/07	25,000,000	25,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	12/13/07	5,050,000	5,050,000
Hunt Memorial Hospital District, GO Notes (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.50	11/7/07	6,200,000 a	6,200,000
Lower Colorado River Authority,				

Revenue, CP (LCRA Transportation Services Corporation) (Liquidity Facility; JPMorgan Chase Bank)	3.45	2/6/08	20,000,000	20,000,000
Macon Trust Various States (Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.50	11/7/07	4,305,000 a,b	4,305,000
Macon Trust Various States (Matagorda County Navigation District Number One, PCR, Refunding (AEP Texas Central Company Project)) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.50	11/7/07	12,000,000 a,b	12,000,000
Midlothian Development Authority, Tax Increment Contract Revenue	6.70	11/15/07	2,670,000 d	2,726,122
RBC Municipal Products Inc. Trust (Texas Transportation Commission, State Highway Fund First Tier Revenue) (Liquidity Facility; Royal Bank of Canada)	3.49	11/7/07	10,000,000 a,b	10,000,000
San Antonio, Sales Tax Revenue, CP (LOC; Bank of America)	3.55	1/16/08	4,000,000	4,000,000
San Antonio, Water Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.34	11/7/07	10,000,000 a,b	10,000,000
Spring Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.72	8/15/08	8,500,000	8,500,000
Texas, TRAN	4.50	8/28/08	17,000,000	17,144,982
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	3.55	11/30/07	15,000,000	15,000,000
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	3.51	12/11/07	30,000,000	30,000,000
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.68	11/7/07	19,805,000 a,b	19,805,000
Texas Municipal Gas Acquisition				

and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.68	11/7/07	5,325,000 a,b	5,325,000
Texas Transportation Commission, State Highway Fund First Tier Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.51	11/7/07	19,880,000 a,b	19,880,000
Texas Turnpike Authority, Central Texas Turnpike System, Second Tier BAN	5.00	6/1/08	16,765,000	16,912,459
University of Texas, Permanent University Fund Revenue, CP	3.50	1/22/08	25,000,000	25,000,000
University of Texas, University Revenue, CP	3.65	11/5/07	6,300,000	6,300,000
University of Texas, University Revenue, CP	3.57	11/15/07	15,700,000	15,700,000
University of Texas, University Revenue, CP	3.45	1/23/08	15,000,000	15,000,000

Utah--3.0%

Intermountain Power Agency, Power Supply Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.51	3/17/08	12,350,000	12,350,000
Intermountain Power Agency, Power Supply Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	3.65	12/13/07	9,000,000	9,000,000
Intermountain Power Agency, Power Supply Revenue, Refunding (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.50	3/17/08	10,000,000	10,000,000
Murray City, HR (IHC Health Services Inc.)	3.57	11/1/07	20,950,000 a	20,950,000
Murray City, HR (IHC Health Services Inc.)	3.43	11/7/07	43,600,000 a	43,600,000
Murray City, HR (IHC Health Services Inc.)	3.50	11/7/07	25,000,000 a	25,000,000

Vermont--.1%

Vermont Educational and Health Buildings Financing Agency, Revenue (North Country Hospital Project) (LOC; TD Banknorth, N.A.)	3.43	11/1/07	5,275,000 a	5,275,000

Virginia--1.7%

Alexandria Industrial Development
Authority, Revenue (Institute

for Defense Analyses Project) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.51	11/7/07	13,310,000 a	13,310,000
Montgomery County Industrial Development Authority, Revenue (Virginia Tech Foundation) (LOC; Bank of America)	3.60	11/1/07	15,300,000 a	15,300,000
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue (Fort Norfolk Retirement Community, Inc. - Harbor's Edge Project) (LOC; HSH Nordbank AG)	3.45	11/7/07	20,000,000 a	20,000,000
Richmond Industrial Development Authority, Educational Facilities Revenue (Church Schools in the Diocese of Virginia) (LOC; SunTrust Bank)	3.60	11/1/07	12,650,000 a	12,650,000
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.50	11/7/07	7,500,000 a,b	7,500,000

Washington--2.1%

Energy Northwest, Electric Revenue, Refunding (Putters Program) (Columbia Generating Station) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.51	11/7/07	5,225,000 a,b	5,225,000
King County, GO (Insured; FGIC and Liquidity Facility; BP Finance Inc.)	3.51	11/1/07	1,990,000 a	1,990,000
Tulalip Tribes of the Tulalip Reservation, Revenue, Refunding (Capital Projects) (LOC; Wells Fargo Bank)	3.45	11/7/07	22,885,000 a	22,885,000
Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	3.34	11/7/07	20,000,000 a,b	20,000,000
Washington, GO Notes (Various Purpose) (Insured; FGIC)	5.00	1/1/08	6,875,000	6,891,412
Washington, Motor Vehicle Fuel Tax GO Notes	4.00	7/1/08	7,720,000	7,744,273
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance) (LOC; Key Bank)	3.55	11/7/07	4,055,000 a	4,055,000
Washington Higher Education				

Facilities Authority, Revenue, Refunding (Saint Martins University Project) (LOC; Key Bank)	3.50	11/7/07	9,000,000 a	9,000,000
Washington Housing Finance Commission, Nonprofit Revenue, Refunding (Panorama City Project) (LOC; Key Bank)	3.58	11/1/07	6,000,000 a	6,000,000

Wisconsin--1.1%

Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)	3.53	11/7/07	5,540,000 a,b	5,540,000
Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.58	11/1/07	11,970,000 a	11,970,000
Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One)	3.58	11/1/07	16,350,000 a	16,350,000
Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Capital Finance)	3.51	11/7/07	10,325,000 a,b	10,325,000

Wyoming--.7%

Natrona County, HR, Refunding (Wyoming Medical Center Project) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.27	11/7/07	27,595,000 a	27,595,000

U.S. Related--1.4%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.51	11/7/07	17,000,000 a,b	17,000,000
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	38,000,000 c	38,235,220

Total Investments (cost $4,134,579,962)	**101.3%**	**4,134,580,503**
Liabilities, Less Cash and Receivables	**(1.3%)**	**-52,025,658**
Net Assets	**100.0%**	**4,082,554,845**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $981,029,000 or 24.0% of net assets.

c Purchased on a delayed delivery basis.

d This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement

SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance